Exhibit 1.02

CONFLICT MINERALS REPORT OF MITEL NETWORKS CORPORATION

PURSUANT TO RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

1.	Introduction

This conflict minerals report (the “Conflict Minerals Report”) has been prepared by management of Mitel Networks Corporation (herein referred to as the “Company”, “we”, “us” or “our”) for the calendar year ended December 31, 2013 in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”). In accordance with the Rules, the Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in certain of its products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

2.	Company Overview

We design and manufacture IP telephony equipment consisting of IP and digital telephone sets, IP systems controllers and various telephony peripherals. These products come in a number of models with differing features and capabilities. These products are sold worldwide through our dealer networks. Typical end customers for our products are small to medium businesses, hospitality industry and call centers. We also develop and sell the proprietary software used in these telecommunication systems. While we do not manufacture the product, we do design the product itself and specify to the contract manufacturers which electronic components and suppliers to purchase from. As such, we know that many of our hardware products contain tantalum, tin, tungsten and/or gold that is necessary to the functionality or production of those products. Conflict minerals can originate from many countries and we have taken the position that we will take all reasonable measures to ensure our products do not contain minerals that originate from the Covered Countries or are originating from conflict free sources in the Covered Countries.

3.	Due Diligence

3.1	Design of Due Diligence

The Company operates in Canada. We have outsourced all manufacturing activities to contract manufacturers that purchase components and assemble and test products on our behalf. As such, we are a downstream company. We control which electronic component suppliers our contract manufacturers purchase from and utilize in the manufacturing of our products. The OECD Guidance recommends, among other things, that downstream companies identify, to the best of their efforts, and review the due diligence process of the smelters/refiners in their supply chain and assess whether they adhere to due diligence measures put forward in the OECD Guidance. Our due diligence measures have been designed to conform, in all material respects, to the framework in the OECD Guidance.

3.2	Management Systems

We are committed to working with upstream companies and organizations in our supply chain to comply with Rule 13p-1 under the Exchange Act. We have established a Conflict Mineral Compliance

Program (the “Program”) that is designed to follow the framework established by the OECD. We have assigned authority and responsibility to a team of senior employees to oversee the Program’s due diligence process so that risks are adequately managed. Our expectations to comply with the due diligence process under the Program have been communicated to all of our current suppliers. New requests for quotation, contracts and contract amendments reference these requirements.

3.3	Identify and Assess Risk in the Supply Chain

In accordance with the Program, we identified the risks in our supply chain by reviewing electronic component purchases by our contract manufacturers in 2013 and identifying the commodities that could contain conflict minerals.

A total of 299 of our suppliers were identified as potentially in-scope for conflict mineral regulatory purposes and contacted as part of the Reasonable Country of Origin Inquiry process. We conducted a survey of those suppliers using the EICC/GeSI Conflict Minerals Reporting Template (the “Template”). The Template includes questions regarding our conflict-free policy, engagement with our direct suppliers, and a listing of the smelters we and our suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in products, as well as supplier due diligence.

Our due diligence measures included:

–	comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program, and

–	comparing contract manufacturers’ responses for common component suppliers to ensure consistency of data.

3.4	Design and Implement a Strategy to Respond to and Mitigate Risks

Through our Program, we have designed and implemented a plan to mitigate and respond to risk. Selected mitigation actions will be monitored and progress will be reported to management and our Board of Directors.

Currently, and as described in our Program, we intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

–	increase the response rate of suppliers’ smelters surveys,

–	influence our supply chain to request identified smelters to participate in a program similar to CFS to obtain a “conflict free” designation or establish an alternative source of 3TG that does not support conflict in the Covered Countries, and

–	if unable to identify smelters in the supplier’s supply chain, we will establish alternate sources of supply for this commodity and disqualify suppliers from our supply chain.

At this time, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

3.5	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.

3.6	Report on Supply Chain Due Diligence

The Form SD and Conflict Minerals Report, contained herein and publicly available on our website, meet the OECD Guidance to report annually on supply chain due diligence.

4.	Product Description

4.1	Survey Responses and Product Description

As a result of the due diligence efforts described above, we have concluded in good faith that during 2013 and with respect to the necessary conflict minerals that originated or may have originated from the Covered Countries, a portion are “DRC conflict undeterminable” and the remainder are “DRC conflict free”, as such terms are defined in the Exchange Act.

Through our contract manufacturers’ responses, we received data that 184 component suppliers confirmed to having one or more 3TG metals as necessary to the functionality or production of the products they supply to us. An additional 36 suppliers stated that they did not use 3TGs in their products. 79 component suppliers have not responded to our inquiries. Of these responding suppliers that use conflict minerals, 24 or 13% responded “yes” to having one or more 3TG metals as necessary to the functionality or production of the products they supply to us. All these suppliers identified the smelters involved as having been verified as Conflict Free.

Due to lack of information from certain suppliers, Mitel cannot state that our products are DRC conflict free. The products in question consist of our IP and digital telephone sets, various system controllers in our portfolio as well as associated telephony peripherals.

4.2	Efforts to Determine Mine or Location of Origin

Through our implementation of the Program and requesting our suppliers to complete the Template, we have determined that seeking information about conflict minerals in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of conflict minerals in our supply chain.

5.	Supply Chain Description

We do not own or operate any of the manufacturing facilities that build our products. All assembly and testing of our products is outsourced to contract manufacturing partners. These partners purchase the electronic components used in our products, assemble the printed wiring cards, conduct functional electrical tests, assemble the printed wiring card assemblies into the plastics or metal chassis, conduct a final test and ship the finished products to Mitel distribution centers. As such, Mitel is many levels removed in the supply chain from the mining of the conflict minerals. Our contract manufacturers purchase electronic components used in our products from a large network of suppliers; many of those components contribute necessary conflict minerals to our products. We rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters, for the conflict minerals contained in the products which they supply to us.